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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wellsford Real Properties, Inc.
(Name of Issuer)

Common Stock, $.02 Par Value Per Share
(Title of Class of Securities)

950240200
(CUSIP Number)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
                                (212) 888-2290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 February 3, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 1,590,150

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,936,600

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 30.0%(1)

14.	Type of Reporting Person (See Instructions): IA

1) The percentages in this Schedule 13D are calculated based upon  6,455,994  (including 169,903 of class A-1 common stock) shares of Common Stock issued and outstanding as of  November 13,  2003, as reflected in the Company's Annual  Report Form 10-Q  as filed with the Securities and Exchange Commission  on November 13, 2003.

This statement on Schedule 13D (this "Schedule 13D") is being filed by Third Avenue Management LLC ( the "Reporting Person") and related to the common stock, $.02 par value per share (the "Common Stock"), of  Wellsford Real Properties, Inc. a Maryland corporation (the "Company").  This Schedule 13D supercedes the Schedule 13G initially field by the Reporting Person on September 13, 2001  (as subsequently amended) with respect to the Common Stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 535 Madison Avenue, 26th Floor, New York, NY 10022.

Item 2.	Identity and Background
(a) This statement is filed by the Reporting Person.
(b) The address of the principal business and principal office is: 622 Third Avenue, 32nd Floor, New York, NY 10017
(c)

The principal business of the Reporting Person, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, and on behalf of individually managed separate accounts.

(d)

Neither the Reporting Person nor, to the best of its knowledge, any of its management committee members, executive officers, or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is a registered investment adviser that acts as direct adviser to certain investment companies, as a sub-adviser to certain other investment companies, and as an adviser to separately managed accounts. Certain portfolios of these investment companies have used working capital to purchase shares of the Company upon the orders of the Reporting Person acting as adviser or sub-adviser.  Third Avenue Value Portfolio of the Third Avenue Variable Series Trust , an investment company registered under the Investment Company Act of 1940 has expended $1,671,030 to acquire 95,600 shares of Common Stock; Third Avenue Value Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $7,014,376 to acquire 343,000 shares of Common Stock;  Third Avenue Real Estate Value Fund, and investment company registered under the Investment Company Act of 1940 has expended $15,830,414 to acquire 827,550 shares of Common Stock; Third Avenue Small Cap Portfolio of the Met Investors Series Trust, an investment company registered under the Investment Company Act of 1940,  has expended $4,652,654 to acquire 279,100 shares of Common Stock; American Express Partners Small Cap Value Fund, and investment company registered under the Investment Company Act of 1940, has expended $5,084,318 to acquire 292,300 shares of Common Stock; American Express Variable Portfolio Partners Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $944,615 to acquire 50,300 shares of Common Stock; and various separately managed account for whom TAM acts as investment advisor has expended $877,216 to acquire 48,750 shares of Common Stock.

The Reporting Person has the ability to vote either directly or indirectly all shares of Common Stock held Third Avenue Funds, Third Avenue Small Cap Portfolio of the Met  Investors Series Trust, and most separately managed portfolios listed above in this Item 3. For sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct each Fund's custodian on how to  vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets with the exception of certain separately managed accounts. In the case of certain separately managed accounts, voting authority is retained by the account holder, which is under no obligation to follow the Reporting Person's advice. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 4.	Purpose of Transaction
TAM has been contacted by a  third party interested in discussing the possibility of an acquisition of the Securities of TAM's clients in a transaction which could include an acquisition of all outstanding Securities of the Issuer.  To obtain the flexibility to discuss these possible transactions with this third party or other third parties and with the Issuer's management, TAM is accordingly converting its ownership filing on Schedule 13G to a filing on Schedule 13D.  Such conversion should not be interpreted as an indication that TAM has changed its position with respect to being supportive of management of the Issuer or that TAM has initiated discussions concerning ay potential transaction.  Instead, this conversion is intended to provide TAM with the flexibility to listen to and discuss these proposals with the respective third parties and with management of the Issuer, as a means of fulfilling its fiduciary duties to its clients.

As the result of this filing on Schedule 13D, and depending on the circumstances, TAM and its clients could support or be involved in one or more of the transactions described in clauses (a) through (c) and clauses (e) through (j) of Item 4 of the Schedule 13D form, which are as follows:

          (a). The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer.

          (b). An extraordinary corporate transaction, such as a  merger, reorganization or liquidation, involving the  issuer or any of its subsidiaries.

          (c). A sale or transfer of a material amount of assets of  the issuer or any of its subsidiaries.

          (d). Not applicable. The filing party has no present plans to propose any change in the present board of directors or management of the issuer, including any  plans or proposals to change the number or term of  directors or to fill any vacancies on the board.

          (e). Any material change in the present capitalization or dividend policy of the issuer.

          (f). Any other material change in the issuer's business  or corporate structure.

          (g). Changes in the issuer's charter, bylaws or other  instruments corresponding thereto.

          (h). Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i). A  class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

          (j). Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) & (b)

The Reporting Person possesses voting and dispositive control over shares of Common Stock held by the Investment Companies named in this Schedule 13D under its discretionary authority. The Reporting Person is either the sole investment advisor, sub-investment advisor, or part of a team of other investment advisors who manage investment companies. The percentages used in this Item 5 and in the rest of this Schedule 13D are calculated based upon 6,455,994 shares of Common Stock (including 169,903 shares of class A-1 common stock)  issued and outstanding as of  November 13, 2003, as reflected in the Company's Annual  Report on Form 10-Q  as filed with the Securities and Exchange Commission on November 13, 2003.

A. Third Avenue Real Estate Value Fund

(a) Amount beneficially owned: 827,550 shares.

(b) Percent of class: 12.82%.

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 827,550

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 827,550

     (iv) Shared power to dispose or direct the disposition: 0

B. Third Avenue Value Portfolio of the Third Avenue Variable Series Trust

(a) Amount beneficially owned: 95,600

(b) Percent of class: 1.48%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 95,600

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 95,600

     (iv) Shared power to dispose or direct the disposition: 0

C. Third Avenue Small Cap Value Fund

(a) Amount beneficially owned: 343,000

(b) Percent of class: 5.31%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 343,000

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 343,000

     (iv) Shared power to dispose or direct the disposition: 0

D. Third Avenue Small Cap Portfolio of the Met Investors Series Trust

(a) Amount beneficially owned: 279,100

(b) Percent of class: 4.32%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 279,100

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 279,100

     (iv) Shared power to dispose or direct the disposition: 0

E. American Express Partners Small Cap Value Fund

(a) Amount beneficially owned: 292,300

(b) Percent of class: 4.53%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 0

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 292,300

     (iv) Shared power to dispose or direct the disposition: 0

F. American Express Variable Portfolio-Partners Small Cap Value Fund

(a) Amount beneficially owned: 50,300

(b) Percent of class: 0.78%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 0

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 50,300

     (iv) Shared power to dispose or direct the disposition: 0

G. Third Avenue Management LLC Separately Managed Accounts

(a) Amount beneficially owned: 48,750

(b) Percent of class: 0.76%

(c) Number of shares as to which such Reporting Person has:

     (i) Sole power to vote or direct the vote: 44,900

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition: 48,750

     (iv) Shared power to dispose or direct the disposition: 0

(c)	Third Avenue Small Cap Portfolio of the Met Investors Series Trust

Date                 Shares Purchased          Shares Sold                     Price Per Share
12/23/2003              5,000                                                                  18.00

All of the transactions set forth above were effected in open market transactions.  Transactions were executed on the NYSE, and this transaction was executed through its affiliated broker/dealer M.J. Whitman LLC.

Except as set forth above, during during the last sixty days there were no other transactions in the Common Stock effected by the investment companies named above, nor, to the best of their knowledge, any of their directors, executive officers, or members.
(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock other than the investment companies named above.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

Signature: /s/ Martin J. Whitman
Name/Title: Martin J. Whitman, Chariman and Co-Chief Investment Officer